Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/09/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

18002257

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

RECEIVED
2018 APR 11 PM 2:50
SEC / TM

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: April 9, 2018

By: *Barbara J Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 9th day of April, 2018.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

April 9, 2018

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MIAX PEARL, LLC ("PEARL")
Amendment 2018-06 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment 2018-06 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of April 6, 2018, including the information set forth in items 1-6 above.

MIAX PEARL™
PERFORMANCE, EXECUTION AND RELIABILITY

MEMBER FIRMS

Total Firms 38

As of 06-Apr-18

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604 Tele #: (312) 604-8000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604 Tele #: (312) 994-4640

Approval Date: 4/17/2017
PEARL Membership Activities:
MARKET MAKER

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201 Tele #: (214) 765-1100

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019 Tele #: (212) 526-7000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603 Tele #: (312) 395-2100

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

CITI ORDER ROUTING AND EXECUTION, LLC

11 Ewall Street, Ste. 103
Mt. Pleasant SC 29464 Tele #: (843) 789-2080

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010 Tele #: (212) 325-2000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700
San Francisco CA 94104 Tele #: (415) 293-3956

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606 Tele #: (847) 550-1730

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York NY 10005 Tele #: (212) 250-2500

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661 Tele #: (312) 542-3231

Approval Date: 11/14/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004 Tele #: (610) 617-2600

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282 Tele #: (212) 902-1000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

GROUP ONE TRADING LP

440 South La Salle, Ste. 3232
Chicago IL 60605 Tele #: (312) 347-8864

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York NY 10007 Tele #: (212) 293-1444

Approval Date: 4/5/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago IL 60606 Tele #: (312) 244-3300

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019 Tele #: (212) 310-9500

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830 Tele #: (203) 618-5710

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179 Tele #: (201) 595-8471

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York NY 10281 Tele #: (646) 759-6000

Approval Date: 4/2/2018
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York NY 10281 Tele #: (646) 759-6000

Approval Date: 4/2/2018
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022 Tele #: (212) 284-2300

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago IL 60603 Tele #: (312) 334-8000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036 Tele #: (646) 743-1295

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

222 Broadway
NY3-222-12-05
New York NY 10038 Tele #: (212) 449-1000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036 Tele #: (212) 761-4000

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW/CLEARANCE

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601 Tele #: (312) 821-9500

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399 Tele #: (201) 413-2000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604 Tele #: (312) 360-2440

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

TWO SIGMA SECURITIES, LLC

101 Avenue of the Americas - 19th Fl.
New York NY 10013 Tele #: (212) 625-5700

Approval Date: 9/12/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019 Tele #: (203) 719-3000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

VIRTU AMERICAS LLC

300 Vesey Street
New York NY 10282 Tele #: (201) 386-2891

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW/CLEARANCE

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago IL 60606 Tele #: (312) 692-5000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

VOLANT LIQUIDITY, LLC

250 Vesey Street, Ste. 2601
New York NY 10281 Tele #: (646) 484-3000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: Business Conduct
Los Angeles CA 90017 Tele #: (213) 688-8090

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202 Tele #: (704) 715-6133

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604 Tele #: (312) 884-4000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

WOLVERINE TRADING, LLC

Approval Date: 2/6/2017

175 W. Jackson Blvd., Ste. 200

Chicago IL 60604 Tele #: (312) 884-3490

PEARL Membership Activities:

MARKET MAKER